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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*



                     Angeles Participating Mortgage Trust
________________________________________________________________________________
                               (Name of Issuer)


                     Class A Common Stock, par value $1.00
________________________________________________________________________________
                         (Title of Class of Securities)


                                   03464210
        _______________________________________________________________
                                (CUSIP Number)

             Madison Grose, Esq., Three Pickwick Plaza, Suite 250,
                 Greenwich, Connecticut 06830, (203)-861-2100
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                March 22, 1996
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
   CUSIP NO. 0346421                                       PAGE 2 OF 23 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Starwood Mezzanine Investors, L.P., I.R.S. Identification No. 06-1390754
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            9,765,920/(1)/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             9,765,920/(1)/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      9,765,920/(1)/

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      78.5%/(2)/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 03464210                                       PAGE 3 OF 23 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sternlicht Holdings II, Inc., I.R.S. Identification No.   36-3892269
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            10,052,466/(3)/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             10,052,466/(3)/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      10,052,466/(3)/

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      80.8%/(2)/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 03464210                                       PAGE 4 OF 23 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SAHI Partners, I.R.S. Identification No. 06-1383593
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            286,546/(4)/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             286,546/(4)/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      286,546/(4)/

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.3%/(2)/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 03464210                                       PAGE 5 OF 23 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SAHI, Inc., I.R.S. Identification No. 36-3910114
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            353,347/(5)/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             353,347/(5)/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      353,347/(5)/

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.8%/(2)/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 03464210                                       PAGE 6 OF 23 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SWL Acquisition Partners, L.P., I.R.S. Identification No. 36-3892265
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            286,546/(4)/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             286,546/(4)/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      286,546/(4)/

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.3%/(2)/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 03464210                                       PAGE 7 OF 23 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SWL Mortgage Investors, Inc., I.R.S. Identification No. 36-3892268
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            286,546/(4)/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             286,546/(4)/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      286,546/(4)/

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.3%/(2)/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 03464210                                       PAGE 8 OF 23 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Barry Sternlicht
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            10,135,693/(6)/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             10,135,693/(6)/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      10,135,693/(6)/

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      81.5%/(2)/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                              Page 9 of 23 Pages

     Endnotes
     --------

     1. Represents 5,000,000 shares of Class A Common Stock, par value $1.00 per share of the Issuer ("Shares") issuable upon exercise of the Class A Share Purchase Warrant and 4,765,920 Shares issuable upon the exchange of Units, as described in Item 6 hereto.

     2. The total number of Shares outstanding to determine this percentage include the following (i) 2,550,000 Shares currently outstanding, (ii) 26,020 Shares issuable upon conversion of 1,275,000 Class B Shares outstanding, (iii) 5,000,000 Shares issuable upon exercise of the Class A Share Purchase Warrant described in Item 6 hereto, (iv) 2,500,000 Class B Shares issuable upon exercise of the Class B Share Purchase Warrant described in Item 6 hereto, which are convertible into 51,020 Shares, (v) 4,765,000 Shares issuable upon the exchange of Units, as defined and described in Item 4 and Item 6 and (vi) 2,382,960 Class B Shares (which are convertible into 48,632 Shares) issuable upon the issuance of Shares upon the exchange of Units.

     3. Represents (i) 244,100 Shares held by SAHI Partners, (ii) 26,020 Shares issuable upon conversion of 1,275,000 Class B Shares (iii) 5,000,000 Shares issuable upon exercise of the Class A Share Purchase Warrant described in Item 6 hereto, (iv) 4,765,920 Shares issuable upon the exchange of Units as described in Item 6 hereto, and (v) 804,841 Class B Shares (which are convertible to 16,425 Shares) issuable to SAHI Partners upon the issuance of Shares upon the exchange of Units.

     4. Represents (i) 244,100 Shares held by SAHI Partners, (ii) 26,020 Shares issuable upon conversion of 1,275,000 Class B Shares, and (iii) 804,841 Class B Shares (which are convertible into 16,425 Shares) issuable to SAHI Partners upon the issuance of Shares upon the exchange of Units.

     5. Represents (i) 244,100 Shares held by SAHI Partners, (ii) 26,020 Shares issuable upon conversion of 1,275,000 Class B Shares, (iii) 2,500,000 Class B Shares issuable upon exercise of the Class B Share Purchase Warrant described in Item 6 hereto, which are convertible into 51,020 Shares and (iv) 1,578,119 Class B Shares (which are convertible into 32,207 Shares) issuable to SAHI, Inc. upon the issuance of Shares upon the exchange of Units.

     6. Represents (i) 244,100 Shares held by SAHI Partners, (ii) 26,020 Shares issuable upon conversion of 1,275,000 Class B Shares, (iii) 5,000,000 Shares issuable upon exercise of the Class A Share Purchase Warrant described in Item 6 hereto, (iv) 2,500,000 Class B Shares issuable upon exercise of the Class B Share Purchase Warrant described in Item 6 hereto, which are convertible into 51,020 Shares, (v) 4,765,000 Shares issuable upon the exchange of Units, as described in
          Item 6 and (vi) 2,382,960 Class B Shares (which are convertible into 48,632 Shares) issuable upon the issuance of Shares upon the exchange of Units.
               ---------------------------------
          This Amendment No. 4 to a Schedule 13D filed on November 29, 1993 (the "Schedule 13D") and amended on January 13, 1994, February 9, 1994 and March 15, 1994, on behalf of Starwood Mezzanine Investors, L.P., a Delaware limited partnership ("Starwood Mezzanine"), Sternlicht Holdings II, Inc., a Delaware corporation ("Sternlicht Holdings"), SAHI Partners, a Delaware limited partnership ("SAHI Partners"), SAHI, Inc., a Delaware corporation ("SAHI Inc."), SWL Acquisition Partners, L.P., a Delaware limited partnership ("SWL Partners"), SWL Mortgage Investors, Inc., a Delaware corporation ("SWL Mortgage"), and Barry Sternlicht ("Sternlicht," and together with Starwood Mezzanine, Sternlicht Holdings, SAHI Partners, SAHI, Inc., SWL Partners and SWL Mortgage, the "Reporting Persons"), is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Act of 1934, as amended.

                                                             Page 10 of 23 Pages

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The information previously furnished in response to Item 3 is hereby supplemented by adding the following:

          As of March 15, 1996, Starwood Mezzanine, with funds from capital contributions from its partners, purchased from SAHI Partners the Class A Share Purchase Warrant representing the right to purchase 5,000,000 Shares (the "Class A Warrant"), which is not exercisable unless and until certain conditions in Item 6 are satisfied. The price of the Class A Warrant was $100,000 (SAHI Partners' cost of such Class A Warrant).

     ITEM 4.  PURPOSE OF TRANSACTION.

          The information previously furnished in response to Item 4 is hereby amended and restated as follows:

          SAHI Partners, SAHI Inc. and Starwood Mezzanine (collectively referred to herein as "SAHI") have informed the Issuer that upon obtaining control of the Issuer through the election of SAHI-affiliated nominees to the Board of Trustees, its current proposal is for the Issuer to acquire direct or indirect interests in the Diversified Portfolio (as defined below). In addition, SAHI has proposed that the Issuer shall become the sole general partner of a limited partnership (the "Partnership") to be formed by the Issuer with Starwood Mezzanine as the initial limited partner. If the proposal to form the Partnership is approved by the Issuer's shareholders (the "Shareholders"), the Issuer will contribute $400,000, in cash, in exchange for a 7.75% interest in the Partnership, and Starwood Mezzanine will contribute mortgage participation certificates and/or proceeds thereof, valued by the Issuer at approximately $4,760,000, in the aggregate, in exchange for a 92.25% interest in the Partnership. Further, the Issuer will be authorized to issue, upon the exchange of any or all units of limited partnership interest in the Partnership ("Units") issued to Starwood Mezzanine, Class A Shares representing up to 38.7% of the issued and outstanding Class A Shares (assuming full exercise of the Class A Share Purchase Warrant shall have occurred prior to such exchange) and Starwood Mezzanine shall have the right, subject to certain limitations and restrictions, to require the Issuer to register for public sale, any or all of the Class A Shares issued to it upon exchange of its Units.

          The purpose and the investment policy of the Issuer as currently stated in its Declaration of Trust is predominantly to make mortgage loans to entities affiliated with the Issuer. However, since the liquidation of the Issuer's loan portfolio in November 1993, the Issuer has not pursued its stated investment policy. Instead, since November 1993, the Issuer has held most of its assets, primarily cash, in a trust as a reserve against any potential contingent claims (the "Contingent Claims Trust") while considering alternatives to continuing its existing operations. SAHI's proposal to amend the Issuer's Declaration of Trust, as more fully described below, will change the purpose and investment policy of the Issuer as presently stated in the Declaration of Trust. Such amendment will allow the Issuer to implement the "SAHI Business Plan," as defined immediately below, instead of continuing the Issuer's present course of holding

                                                             Page 11 of 23 Pages

     its assets in the Contingent Claims Trust and distributing the proceeds of such trust upon its expiration on December 31, 1996.

          The proposed amendment to the Declaration of Trust will change the purpose and investment policy of the Issuer to primarily (i) originating mortgage loans to and/or acquiring mortgage loans to unrelated entities or to acquire securities collateralized, in whole or in part, by such mortgage loans, as well as making equity investments in real estate and real estate-related assets (other than equity investments made directly in hotels),
     (ii) acquiring direct or indirect interests in short term, medium and long-term real estate-related debt securities and mortgage interests under which the borrowers are unaffiliated with the Issuer, which may include warrants, equity participations or similar rights incidental to a debt investment by the Issuer, (iii) making, holding and disposing of purchase money loans with respect to assets sold by the Issuer, and (iv) acquiring positions in non-performing and sub-performing debt for the purpose of either restructuring it as performing debt or (except for hotels) of obtaining shortly thereafter primary management rights over or equity interests in the underlying assets securing such debt (the investments referred to in (i) through (iv) above being herein collectively referred to as the "Diversified Portfolio"). The acquisition of the Diversified Portfolio, together with a description of SAHI's investment criteria described below, is herein referred to as the "SAHI Business Plan". The Diversified Portfolio may include controlling or non-controlling equity ownership positions in any general category of real estate assets, including, without limitation, office, industrial, mini-storage and residential improvements and land. The Issuer will not make certain types of investments as a result of certain restrictions and conflicts, as well as SAHI's analysis of the current investment opportunities available to the Issuer.
     Specifically, unless such restrictions and conflicts of interest lapse or are otherwise no longer applicable, the Issuer will not invest in any hotel equities, unless the investment is incidental to, or acquired pursuant to the exercise of remedial rights with respect to, debt investments. In addition, during any period in which SAHI Inc.'s nominees shall constitute a majority of the Board of Trustees (or such nominees, SAHI, Inc., SAHI Partners, Starwood Mezzanine or any of their respective affiliates collectively control a sufficient number of voting securities to elect a majority of the Board) and Starwood Mezzanine shall have an interest in either the Issuer or the Partnership, without the prior approval of Starwood Mezzanine's limited partners, the Issuer and the Partnership shall not pursue equity investments generally as a principal purpose (other than equity interests that are incidental to, or acquired pursuant to the exercise of remedial rights with respect to, a debt investment).

          SAHI currently intends for the Issuer to focus its acquisition efforts on assets which exhibit one or more of the following characteristics: (i) assets owned by distressed sellers; (ii) assets priced below or having a deemed value for collateralization purposes that is less than reproduction cost; (iii) equity interests in, and/or debt interests secured by, assets located in markets or submarkets experiencing population or job growth, and which are located near historically stable employment generator bases, such as government, University, and medical centers; and (iv) subject to the restrictions of Investment Company Act of 1940 (and any other applicable Federal securities laws or the securities law of any state), interests which are publicly traded, including other REIT equities, limited partnership interests and debt interests.

                                                             Page 12 of 23 Pages

          SAHI currently intends for the Issuer to acquire assets opportunistically on an all cash basis, through the issuance of additional Class A Shares and with financing from institutional and other lenders or sellers. The Issuer will also be permitted to raise additional capital through registered public offerings as well as private placements of both debt and equity interests. In addition, the Issuer and/or the Partnership may acquire additional assets through contributions from any of the Reporting Persons. There can be no assurance that the Issuer under SAHI's control will be able to acquire interests which meet the investment criteria outlined above. Additionally, in response to changing market conditions and opportunities, the Board of Trustees may revise the investment criteria and the investment policies of the Issuer (within the limits of the Declaration of Trust), from time to time, without a vote of the Shareholders.

          The implementation of the SAHI Business Plan would necessitate the following amendments to the Declaration of Trust: (i) to amend the purpose of the Issuer to allow the Issuer to make substantially more debt and/or equity investments in real property; (ii) to remove the percentage limitation (presently 20%) on the amount of Issuer proceeds, i.e., capital contributions of Shareholders, borrowings by the Issuer or proceeds from any future offerings by the Issuer, which may be invested directly in the equity ownership of real estate; (iii) to eliminate the requirement to make monthly distributions of Net Cash, which is generally defined as the Issuer's cash flow from operations, to Shareholders; (iv) to make the termination date of the Issuer indefinite; (v) to increase the shareholder vote required to terminate the Issuer from majority to two-thirds of all of the shareholders; (vi) to remove the prohibition on acquiring or funding Issuer loans with an initial term of more than 15 years; (vii) to require the issuance of additional Class B Shares in order to maintain the current voting interest (33 1/3%) of the Shareholders of the Class B Shares; (viii) to change the name of the Issuer to "Apex Property Trust"; and (ix) to remove the right of Shareholders of Class A Shares to receive a priority return before the Issuer's former advisor is paid a fee since the advisor is no longer providing services to the Issuer.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          The information previously furnished in response to Item 5 is hereby amended and restated as follows:

          All of the following information assumes, except as otherwise noted, that (i) the Class A Warrant and a Class B Share Purchase Warrant representing the right to purchase 2,500,000 Class B Shares (the "Class B Warrant" and together with the Class A Warrant, the "Warrants") are exercisable within 60 days of March 22, 1996 and have been exercised, (ii) the Units of the Partnership are exchangeable into Shares within 60 days of March 22, 1996 and have been exchanged for Shares, and (iii) Class B Shares have been issued, as required under the Declaration of Trust of the Issuer, upon the issuance of Shares upon the exchange of Units. The exercisability of the Class A Warrant and the Class B Warrant and the transactions relating to the formation of the Partnership including the exchange rights with respect to the Units are subject to approval by the Shareholders of the Issuer. See Item 6.

          (a) As of March 22, 1996, Starwood Mezzanine beneficially owns 9,765,920 Shares, by virtue of (i) its ownership of the Class A Warrant (see Item 6) and (ii) its ownership of the Units which are exchangeable for 4,765,920 Shares, representing approximately 78.5% of the issued and outstanding Shares as of March 22, 1996.

                                                             Page 13 of 23 Pages

          As of March 22, 1996, Sternlicht Holdings, by virtue of being the general partner of BSS Capital Partners, L.P., a Delaware limited partnership ("BSS"), which is the general partner of Starwood Capital Group, L.P., a Delaware limited partnership ("Starwood"), which is a general partner of Starwood Mezzanine, may be deemed to own beneficially
     (i) 244,100 Shares held by SAHI Partners, (ii) 26,020 Shares issuable upon conversion of 1,275,000 Class B Shares, (iii) 5,000,000 Shares issuable upon exercise of the Class A Share Purchase Warrant, (iv) 4,765,920 Shares issuable upon the exchange of Units and (v) 804,841 Class B Shares (which are convertible into 16,425 Shares) issuable to SAHI Partners upon the issuance of Class A Shares upon the exchange of Units, all of which represent approximately 80.8% of the issued and outstanding Shares as of March 22, 1996. This reporting person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest.

          As of March 22, 1996, SAHI Partners beneficially owns 286,546 Shares, by virtue of its ownership of (i) 244,100 Shares, (ii) 1,275,000 Class B Shares which are convertible into 26,020 Shares and (iii) 804,841 Class B Shares (which are convertible into 16,425 Shares) issuable upon the issuance of Shares upon the exchange of Units, all of which represent approximately 2.3% of the issued and outstanding Shares as of March 22, 1996.

          As of March 22, 1996, SAHI Inc., by virtue of being a general partner of SAHI Partners and by virtue of its (i) ownership of the Class B Warrant and (ii) the issuance of 1,578,119 Class B Shares (which are convertible into 32,207 Shares) issuable upon the exchange of Units for Shares, may be deemed to own beneficially 353,347 Shares, representing approximately 2.8% of the issued and outstanding Shares as of March 22, 1996. This reporting person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest.

          As of March 22, 1996, SWL Partners, by virtue of being a general partner of SAHI Partners, may be deemed to own beneficially 286,546 Shares, representing approximately 2.3% of the issued and outstanding Shares as of March 22, 1996. This reporting person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest.

          As of March 22, 1996, SWL Mortgage, by virtue of being the general partner of SWL Partners which is a general partner of SAHI Partners, may be deemed to own beneficially 286,546 Shares, representing approximately 2.3% of the issued and outstanding Shares as of March 22, 1996. This reporting person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest.

          As of March 22, 1996, Sternlicht by virtue of his control of Sternlicht Holdings (the general partner of BSS, which is the general partner of Starwood, which is a general partner of Starwood Mezzanine), SAHI Inc. (a general partner of SAHI Partners), and SWL Mortgage (the general partner of SWL Partners, a general partner of SAHI Partners), may be deemed to own beneficially 10,135,693 Shares, representing approximately 81.5% of the issued and outstanding Shares as of March 22, 1996. This reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest.

          (b) Starwood Mezzanine has the sole power to vote and dispose of 9,765,920 Shares.

          Sternlicht Holdings has the sole power to vote and dispose of 10,052,466 Shares.

                                                             Page 14 of 23 Pages

          SAHI Partners has the sole direct power to vote and dispose of 286,546 Shares. Since each Class B Share and each Share is entitled to one vote, the Class B Shares prior to conversion into the Shares, in the aggregate, are entitled to approximately 33-1/3% of the total voting power of all of the Issuer's stock (i.e., the Shares and the Class B Shares combined). Therefore, if neither Warrant is exercised and the Class B Shares are not converted into Shares, SAHI Partners would have direct voting control of 33-1/3% of the votes of all classes of stock in addition to its direct power to vote the Shares owned by it. Further, if both Warrants were exercised and the Class B Shares were not converted into Shares, SAHI Partners would have direct voting control of approximately 13.4% of the votes of all classes of stock.

          SAHI Inc. has the sole power to direct the vote and disposition of 270,120 Shares, the sole direct power to vote and dispose of 2,500,000 Class B Shares issuable upon exercise of the Class B Warrant (which are convertible into 51,020 Shares) and the sole direct power to vote and dispose of 1,578,119 Class B Shares issuable upon the issuance of Shares upon the exchange of Units (which are convertible into 32,207 Shares). If both Warrants were exercised and the Class B Shares were issued as a result of the exchange of Units, and the Class B Shares were not converted into Shares, SAHI, Inc. would have direct voting control of approximately 22.1% of the votes of all classes of stock in addition to its indirect power to vote the Shares and the Class B Shares owned by SAHI Partners.

          SWL Partners has the sole power to direct the vote and disposition of 286,546 Shares.

          SWL Mortgage has the sole power to direct the vote and disposition of 286,546 Shares.

          Sternlicht has the sole power to direct the vote and disposition of 10,135,693 Shares.

          (c) Except as specified below, no Reporting Person has effected any transactions in the Shares during the 60 days preceding March 22, 1996.

          As of March 15, 1996, Starwood Mezzanine purchased from SAHI Partners, and SAHI Partners sold to Starwood Mezzanine, the Class A Warrant for a purchase price of $100,000. The Class A Warrant gives Starwood Mezzanine the right, subject to certain conditions described in Item 6, to purchase 5,000,000 Shares at a price of $1.00 per Share. If the Class A Warrant is exercised, the purchase price of such Warrant will be credited against the aggregate purchase price of the Shares.

          Each of Sternlicht Holdings, SAHI Inc., SWL Partners, SWL Mortgage and Sternlicht did not purchase or sell any Shares during the 60 days preceding March 22, 1996.

          (d) SOFI II, as a limited partner of SWL Partners, a general partner of SAHI Partners, may receive dividends from the sale of Shares. SOFI II's general partner, Starwood, has the power to determine the ultimate disposition of any dividends or proceeds from the sale of Shares which SOFI II receives from SWL Partners.

                                                             Page 15 of 23 Pages

          (e)  Not applicable.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The information previously furnished in response to Item 6 is hereby amended and restated as follows:

          On March 15, 1994, SAHI Partners and SAHI Inc. purchased the Class A Warrant and the Class B Warrant, respectively, from the Issuer. As of March 15, 1996, SAHI Partners assigned its interest in the Class A Warrant to Starwood Mezzanine in exchange for a payment of $100,000 in cash. The Class A Warrant entitles Starwood Mezzanine to purchase from the Issuer in a private transaction 5,000,000 Shares at an aggregate purchase price of $5,000,000 and the Class B Warrant entitles SAHI Inc. to purchase from the Issuer in a private transaction 2,500,000 Class B shares at an aggregate purchase price of $25,000. The purchase price of the Class A Warrant, which will be applied against the aggregate purchase price of the Shares if the Class A Warrant is exercised, was $100,000. The purchase price of the Class B Warrant, which will be applied against the aggregate purchase price for the Class B Shares if the Class B Warrant is exercised, was $1,000. Neither Warrant will be exercisable unless and until (a) if the Issuer elects to obtain a fairness opinion as a condition to the exercise of such Warrant, the Issuer has received an opinion from a qualified, independent third party to the effect that the terms and provisions of such Warrant are fair to the Issuer and its shareholders, and (b) the issuance of such Warrants and the issuance of the Shares and Class B Shares issuable upon the exercise thereof have been approved by the shareholders of the Issuer. In the event that such fairness opinion is not received and/or such issuances are not so approved, Starwood Mezzanine (and, in turn, SAHI Partners) and SAHI Inc. would be entitled to a refund from the Issuer of the respective purchase prices for the Warrants.

          In connection with such purchase of the Warrants by SAHI Partners and SAHI Inc., SAHI Partners, SAHI Inc. and the Issuer entered into a shareholder agreement dated as of March 15, 1994 and restated as of April 27, 1994 ("Shareholders Agreement"). Subsequently, in connection with the purchase of the Class A Warrant by Starwood Mezzanine, Starwood Mezzanine, SAHI Inc., SAHI Partners and the Issuer entered into Amendment No. 1 to the Shareholders Agreement dated as of March 15, 1996. Pursuant to the Shareholders Agreement, as amended, Starwood Mezzanine, SAHI, Inc. and SAHI Partners agreed to refrain from (i) taking any actions which would cause the cash reserves of the Issuer to be reduced below certain levels, (ii) causing the Issuer to enter into certain transactions with Starwood Mezzanine, SAHI Inc., SAHI Partners or their affiliates, unless such transactions are approved by the Trustees of the Issuer who are not affiliated with Starwood Mezzanine, SAHI Inc., SAHI Partners or their affiliates, (iii) transferring more than 9% of the voting power of the Issuer unless the transferees agreed to be bound by the Shareholders Agreement and (iv) intentionally engaging in any actions which would jeopardize or cause the Issuer to violate its qualification as a real estate investment trust under Part II, Subchapter M of Chapter 1 of Subtitle A of the Internal Revenue Code of 1986, as amended. The Shareholders Agreement terminates automatically on the third anniversary of the Annual Meeting of Shareholders to be held on May 15, 1996.

                                                             Page 16 of 23 Pages

          Pursuant to agreements to be entered into in connection with formation of the Partnership (if approved by the Shareholders), Starwood Mezzanine, as a holder of Units, will have certain rights to tender all or a portion of the Units held by it to the Issuer in exchange for Shares, and certain rights to require the Issuer to register under the Securities Act any Shares which may be issued upon such exchange.

          Pursuant to an Exchange Rights Agreement (the "Exchange Rights Agreement") to be entered into between the Issuer and Starwood Mezzanine, subject to certain limitations, Starwood Mezzanine will have the right to tender to the Issuer all or a portion of the Units held by Starwood Mezzanine. The Issuer will have the option to pay for such tendered Units either (i) by delivering Shares to such tendering holders as described below (the "Share Option"), (ii) with cash (the "Cash Option"), or (iii) by delivering a combination of Shares and cash (the "Combined Option"). If the Issuer elects the Share Option or Combined Option, the Issuer will be authorized to issue Shares representing up to approximately 38.7% of the issued and outstanding Shares (assuming full exercise of the Class A Share Purchase Warrant shall have occurred prior to such exchange).

          Pursuant to a Registration Rights Agreement (the "Registration Rights Agreement") to be entered between the Issuer and Starwood Mezzanine, the Issuer will grant registration rights with respect to Shares which may be acquired upon exercise of the Class A Warrant and upon the exchange of Units. Pursuant to such registration rights, Starwood Mezzanine, on behalf of holders of Units exchangeable for not less than 250,000 Shares may, subject to certain limitations, require the Issuer to effect up to four registrations of Shares under the Securities Act including shelf registrations of Shares under the Securities Act (any such shelf registrations to be maintained until no Shares are required to be registered under the Registration Rights Agreement). Starwood Mezzanine shall not have the right to cause the Issuer to register its Shares until such time as Starwood Mezzanine exercises the Class A Warrant for at least 2,000,000 Shares.

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 6 - Assignment of Class A Share Purchase Warrant dated as of March 15, 1996 by SAHI Partners to Starwood Mezzanine Investors, L.P.

                                                             Page 17 of 23 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  March 22, 1996

                              STARWOOD MEZZANINE INVESTORS, L.P.

                              By:  Starwood Capital Group, L.P.
                              Its:  General Partner

                              By:  BSS Capital Partners, L.P.
                              Its:  General Partner

                              By:  Sternlicht Holdings II, Inc.
                              Its:  General Partner


                              By: /S/ BARRY STERNLICHT
                                  --------------------
                              Name: Barry Sternlicht
                              Its: President

                                                             Page 18 of 23 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  March 22, 1996

                              STERNLICHT HOLDINGS II, INC.


                              By:/S/ BARRY STERNLICHT
                                 --------------------
                              Name: Barry Sternlicht
                              Its: President

                                                             Page 19 of 23 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  March 22, 1996

                                      SAHI PARTNERS

                                      By: SAHI, Inc.
                                      Its: General Partner


                                      By:/S/ BARRY STERNLICHT
                                         --------------------
                                      Name: Barry Sternlicht
                                      Its: President

                                                             Page 20 of 23 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  March 22, 1996

                                      SAHI, INC.


                                      By:/S/ BARRY STERNLICHT
                                         --------------------
                                      Name: Barry Sternlicht
                                      Its: President

                                                             Page 21 of 23 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  March 22, 1996

                              SWL ACQUISITION PARTNERS, L.P.

                              By: SWL Mortgage Investors, Inc.
                              Its: General Partner


                              By:/S/ BARRY STERNLICHT
                                 --------------------
                              Name: Barry Sternlicht
                              Its: President

                                                             Page 22 of 23 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  March 22, 1996

                              SWL MORTGAGE INVESTORS, INC.



                              By:/S/ BARRY STERNLICHT
                                 --------------------
                              Name: Barry Sternlicht
                              Its: President

                                                             Page 23 of 23 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  March 22, 1996


                              /S/ BARRY STERNLICHT
                              --------------------
                              Barry Sternlicht


                                                                       EXHIBIT 6

                                   ASSIGNMENT
                                   ----------


     FOR VALUE RECEIVED, SAHI PARTNERS hereby sells, assigns and transfers all of the rights of the undersigned under the attached Warrant (Certificate No. W-001) with respect to the number of shares of the Class A Shares covered thereby set forth below, unto:


         Names of Assignee                  Address           No. of Shares
----------------------------------    --------------------    -------------
Starwood Mezzanine Investors, L.P.    Three Pickwick Plaza      5,000,000
                                      Suite 250
                                      Greenwich, CT  06830



Dated as of: March 15, 1996           Signature:  /s/ MADISON F. GROSE
                                                  --------------------
                                      Address:    Three Pickwick Plaza
                                                  Suite 250
                                                  Greenwich, CT  06830


                         ACKNOWLEDGEMENT OF ASSIGNMENT
                         -----------------------------

     Angeles Participating Mortgage Trust hereby acknowledges and consents to the foregoing assignment of the Warrant by SAHI Partners to Starwood Mezzanine Investors, L.P. and acknowledges that the assignment has been effected in accordance with Section 6 of the Class A Share Purchase Warrant.


                                       ANGELES PARTICIPATING MORTGAGE TRUST



                                           /s/ RONALD J. CONSIGLIO
                                           ----------------------------------
                                       By:     Ronald J. Consiglio, President